Exhibit 1
Recent Developments update dated September 7, 2010
     The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Italian Economy
     In 2008 and 2009, Italy’s economy deteriorated significantly as a result of the global economic and financial crisis that started in 2008. Italy’s economy began to show signs of recovery in the first quarter of 2010, when Italy recorded a 0.4 per cent increase in real GDP compared to the fourth quarter of 2009, and a 0.6 per cent increase compared to the first quarter of 2009, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate increased to 8.4 per cent in the first quarter of 2010, from 8.3 per cent recorded during the fourth quarter of 2009. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 1.7 per cent during the twelve months ended July 31, 2010.
Measures to Address the 2007-2010 Financial and Economic Crisis
     In addition to the measures taken by the Italian Government to address the banking crisis in 2008 and 2009 the Government took further action in 2010 to contain the effects of the global and financial crisis, to support the economy and accelerate its recovery.
     In May 2010, the Government adopted a decree approving €24.9 billion of measures to be taken in the 2011-2013 period. The decree is aimed at reducing net borrowing to 2.7% in 2012 and increasing Government revenue by decreasing tax avoidance and evasion. A significant proportion of the measures represent cuts to public administration expenditure (principally Ministries and regions). Government expenditure will be reduced also by decreasing fraudulent claims for disability grants, implementing stricter measures to control healthcare spending and reducing senior public servant salaries by 10%. The decree also introduces hiring freezes for public institutions until 2013.
     In June 2009, the Government adopted a decree approving €11.5 billion of measures to be taken in the 2009-2012 period, including deficit-reduction plans for the five regions that recorded the highest healthcare budget deficits. The May 2010 decree also extends to 2013 the deficit-reduction plans introduced in 2009 affecting these five Italian regions.
     In order to stimulate growth in the manufacturing and services industries of the Mezzogiorno, the May 2010 decree also allows certain regions of Southern Italy to reduce regional corporate taxes and to exempt from taxation new productive activities for a period of time to be determined by decree.
Real GDP and Expenditures
     The following table sets forth information relating to real GDP and expenditures for the periods indicated.

Real GDP and Expenditures

	2005	2006	2007	2008	2009
	(euro in millions)
Real GDP	1,244,782	1,270,126	1,288,953	1,271,958	1,207,876
Add: Imports of goods and services	341,457	361,750	375,442	359,222	306,988
of which
Goods	273,071	287,855	294,916	279,003	235,719
Services	68,392	73,934	80,888	80,912	72,403
Total supply of goods and services	1,585,131	1,630,192	1,662,693	1,629,483	1,512,160
Less: Exports of goods and services	333,695	354,447	370,594	356,233	288,096
of which
Goods	270,778	286,192	300,251	288,156	229,347
Services	62,886	68,178	70,261	68,013	58,888

Total goods and services available for domestic expenditure(1)	1,251,436	1,275,745	1,292,099	1,273,250	1,224,064

Domestic expenditure
Private sector consumption	736,629	745,774	753,779	747,957	734,754
Public sector consumption	253,023	254,328	256,700	258,725	260,236

Total domestic consumption	989,781	1,000,194	1,010,565	1,006,837	995,158
Gross fixed investment	262,559	270,257	274,853	263,866	231,850
Total domestic expenditures(1)	1,252,340	1,270,451	1,285,418	1,270,703	1,227,008

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth.
Source: ISTAT
Selected Balance of Payments Indicators
     The following table shows the balance of payments for the periods indicated.
Selected Balance of Payments Indicators

	2005	2006	2007	2008	2009
	(euro in millions)
Current Account	(23,647)	(38,346)	(37,714)	(56,835)	(49,361)
Capital Account	1,347	1,826	2,261	834	624
Financial Account	20,898	25,404	26,212	49,613	17,147
Errors and omissions	1,402	11,116	9,241	6,388	31,591

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
     The improvement of Italy’s current account in 2009 is mainly attributable to a decrease in income deficit to €26.7 billion in 2009 from €29.4 billion in 2008, a €1.7 billion surplus in visible trade in 2009 compared to a €2.1 billion deficit in 2008, and a decrease in current transfers deficit to €13.3 billion in 2009 from €15.6 billion in 2008.

     The decrease in Italy’s capital account recorded in 2009 was mainly due to the decrease in current transfers surplus to €0.7 billion in 2009 from €0.8 billion in 2008.
     The system for gathering and compiling statistics to calculate Italy’s balance of payment indicators is undergoing significant change. The new system is based mainly on sample surveys of firms and administrative data and incorporates new information on direct investment, services and other investment. The Annual Report of the bank of Italy for 2009 reports that the €31.6 billion entered under errors and omissions in 2009 reflects recording problems that typically arise during such a transition.
Public Finance
     The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP.
General Government Revenues and Expenditures

	2005	2006	2007	2008	2009
	(euro in millions)
Expenditures
Current expenditures	634,731	655,889	685,091	716,268	733,084
of which
Total consumption	275,365	282,223	286,865	298,822	308,777
of which
Wages and salaries	156,542	163,220	163,989	169,813	171,578
Cost of goods and services	118,823	119,003	122,876	129,009	137,199
Interest expense	66,065	68,578	77,126	81,161	71,288
Social services	242,345	252,178	264,387	277,263	291,335
Other current expenditures	50,956	52,910	56,713	59,022	61,684
of which
Production grants	12,910	13,070	14,872	15,053	15,103
Capital expenditures	58,668	74,511	62,516	58,368	65,770
of which
Investments(1)	33,711	34,786	35,796	34,602	37,040
Investment grants	22,279	22,471	25,133	22,154	24,445
Other capital expenditures	2,678	17,254	1,587	1,612	4,285
Total Expenditures	693,399	730,400	747,607	774,636	798,854
as a percentage of GDP	48.5%	49.2%	48.4%	49.4%	52.5%

Revenues
Current revenues	625,682	676,614	719,882	728,355	701,955
of which
Tax revenues	392,551	434,180	460,273	455,749	429,611
of which
Direct taxes	189,815	213,867	233,170	239,740	222,655
Indirect taxes	202,736	220,313	227,103	216,009	206,956
Social security contributions	183,445	189,691	205,259	215,911	215,003
Revenues from capital	8,045	9,700	9,862	9,928	8,943
Other current revenues	41,641	43,043	44,488	46,767	48,398
Capital revenues	6,285	4,383	4,534	3,706	16,099
Total revenues	631,967	680,997	724,416	732,061	718,054
as a percentage of GDP	44.2%	45.8%	46.9%	46.7%	47.2%

Current surplus/(deficit)	(9,049)	20,725	34,791	12,087	(31,129)
as a percentage of GDP	(0.6)%	1.4%	2.3%	0.8%	(2.0)%
Net borrowing	61,432	49,403	23,191	42,575	80,800
as a percentage of GDP	4.3%	3.3%	1.5%	2.7%	5.3%
Primary balance	4,633	19,175	53,935	38,586	-9,512
as a percentage of GDP	0.3%	1.3%	3.5%	2.5%	(0.6)%
GDP (nominal value)	1,429,479	1,485,377	1,546,177	1,567,851	1,520,870

(1)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2005 (€3.2 billion), 2006 (€1.7 billion), 2007 (€1.4 billion), 2008 (€1.3 billion) and 2009 (€0.9 billion).
Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.

          General government expenditures have increased in each of the last five years, while general government revenues have increased until 2008 and decreased in 2009. General government expenditures rose by 3.1 per cent in 2009, compared to 3.6 per cent in 2008. The increase in total expenditures was driven mainly by the increase in expense for social services, cost of goods and services and capital expenditures, the effect of which was partially offset by a decrease in interest expense. Social services expense increased in 2009 primarily as a result of a 4.3 per cent increase in pension expenditure, compared to a 4.0 per cent increase in 2008. Total cash payments paid by the Government in respect of social benefits represented 19.2 per cent of GDP in 2009 compared to 17.7 per cent in 2008. The increase in social services expense also resulted from a 10.7 per cent increase in expenditures for other social services (such as disability and unemployment benefits) in 2009, compared to 12.1 per cent in 2008. Public health care expenditures growth slowed down to 1.9 per cent in 2009, compared to 6.6 per cent in 2008, partly due to a decrease in expenditures for pharmaceutical products.
          General government revenue decreased by 2.0 per cent in 2009 compared to a 1.1 per cent increase in 2008. The decrease in government revenue is mainly due to direct tax revenue, which decreased by 7.7 per cent in 2009 compared to an increase of 2.8 per cent in 2008, principally due to slower growth in taxable revenue due to the world economic crisis. Similarly and for the same reasons, growth in social security contributions decreased by 0.4 per cent in 2009, compared to a 5.2 per cent increase in 2008. Italy also recorded a 4.4 per cent reduction in indirect tax receipts in 2009 compared to a 5.4 per cent reduction in 2008 generally due to lower VAT receipts. The effect of the decrease in tax revenues was partially offset by an increase in capital revenues linked to tax incentives aimed at repatriation of offshore capital by Italian nationals.
The Budget Process
     On December 31, 2009, Italy enacted legislation (“Law no. 196/2009”) modifying the cycle of economic and financial planning.
     As of 2010, on July 15 of each year, the Ministry of Economy and Finance presents to Parliament guidelines on public finance objectives.
     By September 15 of each year, the Ministry of Economy and finance sends to Parliament a document called the Decisione di Finanza Pubblica (Public Finance Decision) setting forth the objectives of economic policy and the framework of economic and public finance forecasts. The Public Finance Decision also articulates the objectives for central and local administrations and social security institutions, and is expected to be more comprehensive than the current Program Document.

     By October 15 of each year, the Ministry of Economy and Finance presents to Parliament its budgetary package, which consists of the Legge di Stabilità (“Stability Law”) and the Legge del Bilancio dello Stato (“State Budget Law”). The Stability Law sets out the measures for the reference period which are necessary to implement the program objectives indicated in the Public Finance Decision.
     The budget process for the previous year terminates on April 15 of each year, with the publication of the Relazione sull’Economia e la Finanza (Report on the Economy and Finance), replacing the Relazione Unificata sull’Economia e la Finanza (Unified Report on the Economy and Finance). The Report on the Economy and Finance analyses the current state of the economy, sets forth the income statement of public entities and compares such data with the relevant data for the previous year.
     While the Public Finance Decision for 2010 has not yet been published, in May 2010, Italy published the following revisions to its public finance targets:
Selected Public Finance Indicators

	2010	2011	2012
	(Millions of euro, except percentages)
Net borrowing, as a percentage of GDP	5.0%	3.9%	2.7%
Structural net borrowing, as a percentage of GDP	3.3%	2.5%	2.0%
Public debt, as a percentage of GDP	118.4%	118.7%	117.2%

Source:	Report on the Economy and Public Finance for 2010, published in May 2010 (Relazione Unificata sull’Economia e la Finanza Pubblica per il 2010)
Composition of Tax Revenues
     The following table sets forth the composition of tax revenues for the periods indicated based on State sector (cash basis) accounting criteria. Direct and indirect tax revenues reflected in this table do not correspond to those shown in the “General Government Revenues and Expenditures” table set forth above, which is prepared on general Government (accrual basis) ESA95 accounting criteria as explained in further detail in footnote 1 to the table.
Composition of Tax Revenues(1)

	2005	2006	2007	2008	2009
	(millions of euro)
Direct taxes
Personal income tax	132,663	142,062	150,130	158,263	153,509
Corporate income tax	33,699	39,475	50,520	47,438	37,678
Investment income tax	8,882	12,193	13,696	14,257	13,214
Other(2)	4,332	9,622	4,796	6,182	15,963
Total direct taxes	179,576	203,352	219,142	226,140	220,364
Indirect taxes
VAT	105,008	114,166	119,322	117,444	108,724
Other transaction-based taxes	18,090	20,430	17,244	21,362	21,033
Production taxes	26,615	26,690	25,645	24,086	26,464
Tax on State monopolies	8,511	9,349	9,785	9,904	10,070
National Lottery	12,364	10,191	11,800	11,315	12,826
Others	2,144	2,249	2,041	2,067	1,974
Total indirect taxes	172,732	183,075	185,837	186,178	181,091

Total taxes	352,308	386,427	404,979	412,318	401,455

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.
Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.

     In 2009, direct tax receipts decreased by 7.1 per cent compared to 2008, mainly as a result of a reduction in income tax and corporate tax revenues. During 2009, indirect tax receipts (accounted for on a cash basis) also recorded a slight decrease, by 4.2 per cent, mainly as a result of a decrease in VAT revenues. The decrease in indirect tax has been partially offset by a significant increase in revenues from tax on natural gas.
Public Debt — Total Treasury Issues
     The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general Government debt pursuant to Eurostat rulings.
Total Treasury Issues

	March 31, 2010	June 30, 2010
	(Millions of euro)
Short-term bonds (BOT)	150,628	148,983
Medium- and long-term bonds (initially issued in Italy)	1,264,172	1,287,651
External bonds (initially issued outside Italy)(1)	70,143	72,008
Total Treasury issues	1,484,942	1,508,641

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amounts of external bonds indicated in the table “External Bonds of the Treasury as of June 30, 2010” below, which do not take into account: (i) the effect of currency swaps and (ii) the amount of bonds outstanding under Italy’s Commercial Paper Program.
     Source: Ministry of Economy and Finance.
     The following table shows the external bonds of the Treasury issued and outstanding as of June 30, 2010.
External Bonds of the Treasury as of June 30, 2010

		Initial
		Public			Original	Principal
		Offering			Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
United States Dollar(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,852,253,280
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,222,394,263
$1,500,000,000	5.97%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,222,394,263
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,629,859,017
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	2,444,788,526
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	682,920,166
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,629,859,017
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,629,859,017
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	81,492,951
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	81,492,951
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	3,259,718,034
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,629,859,017
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,444,788,526
$2,000,000,000	5.375%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,629,859,017
$2,500,000,000	3.500%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	2,037,323,771
$2,500,000,000	2.125%	99.85%	October 5, 2009	October 5, 2012	2,500,000,000	2,500,000,000	2,037,323,771
$2,500,000,000	3.125%	99.67%	January 26, 2010	January 26, 2015	2,500,000,000	2,500,000,000	2,037,323,771

Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor+ 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.13%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor — 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 — 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000

		Initial			Original	Principal
		Public			Principal	Amount
Title	Interest Rate (%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor — 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	cms 10Y	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.83%	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% cms 10y	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% cms 10y	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% cms 10y	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.796065%	January 5, 2007	September 15, 2057	1,000,000,000	1,070,000,000	1,070,000,000
€250,000,000	2.00% linked to EU inflation index	99.02385%	March 30, 2007	September 15, 2062	250,000,000	267,000,000	267,000,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.862525%	January 23, 2008	September 15, 2058	500,000,000	525,000,000	525,000,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000	258,000,000	258,000,000
€300,000,000	3.00%	99.733%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000
€250,000,000	4.85%	98.50%	June 11, 2010	June 11, 2060	250,000,000	250,000,000	250,000,000

Swiss Franc(3)
ChF 1,500,000,000	3.125%	99.825%	January 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	1,129,262,968
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	752,841,978
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,505,683,957
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	752,841,978

Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	489,326,564
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,834,974,616
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	305,829,103
£300,000,000	3m GBP libor+0.45bp	100%	April 28, 2010	April 28, 2015	300,000,000	300,000,000	366,994,923

Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	250,862,339
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	250,862,339

Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	1,149,002,666
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	1,149,002,666
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	919,202,133
¥100,000,000,000	3.450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	919,202,133
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	229,800,533
¥50,000,000,000	3 mth JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	459,601,066
¥30,000,000,000	3 mth JPY libor+40 b.p.	100.00%	July 8, 2009	July 8, 2019	30,000,000,000	30,000,000,000	275,760,640
¥30,000,000,000	3 mth JPY libor+37 b.p.	100.00%	September 18, 2009	September 18, 2019	30,000,000,000	30,000,000,000	275,760,640

Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	96,921,101
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	96,921,101
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	96,921,101

TOTAL OUTSTANDING							62,284,974,500	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.2271/€1.00, the exchange rate prevailing at June 30, 2010.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.3283/€1.00, the exchange rate prevailing at June 30, 2010.

(4)	Pounds Sterling amounts have been converted into euro at £0.81745/€1.00, the exchange rate prevailing at June 30, 2010.

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.9725/€1.00, the exchange rate prevailing at June 30, 2010.

(6)	Japanese Yen amounts have been converted into euro at ¥108.79/€1.00, the exchange rate prevailing at June 30, 2010.

(7)	Czech Koruna amounts have been converted into euro at CZK25.691/€1.00, the exchange rate prevailing at June 30, 2010.

(8)	The amount of external bonds shown above does not take into account (i) approximately €1,146 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of June 30, 2010
Currency	Before Swap	After Swap
US Dollars	45.01%	3.20%
Euro	34.09%	96.80%
Swiss Francs	6.69%	—
Pounds Sterling	4.25%	—
Norwegian Kroner	0.81%	—
Japanese Yen	8.68%	—
Czech Koruna	0.47%	—

Total External Bonds (in millions of Euro)	62,284.9

Source: Ministry of Economy and Finance.